

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2011

David P. Radloff
Vice President and Chief Financial Officer
Hutchinson Technology Incorporated
40 West Highland Park Drive NE
Hutchinson, Minnesota 55350

> **Re:** **Hutchinson Technology Incorporated**
> **Registration Statement on Form S-4**
> **Amended January 26, 2011**
> **File No. 333-171614**
>
> **Schedule TO-I**
> **Amended January 26, 2011**
> **File No. 005-37228**

Dear Mr. Radloff:

We have limited our review of the above-referenced filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Exhibit 5.1

1.   With respect to the limitations in items (iii) and (iv) following paragraph (3) on page 2 of the opinion, please file an opinion of counsel that does not contain these limitations, or tell us why you believe they are appropriate.

2.   With reference to the assumptions that appear in clause (b) of the penultimate paragraph on page 2 and clauses (e) through (i) in the final paragraph on page 2, it is inappropriate to shift the burden of these matters to investors. Please have counsel revise the opinion accordingly.

3.   We refer to the first paragraph on page 3 of the opinion. Please tell us how counsel's statement that the opinion is "subject to the effect of generally applicable laws" is consistent with the Regulation S-K, Item 601(b) requirement to provide an opinion of counsel as to the legality of the securities being registered. In this regard, it is unclear how counsel can render a legality opinion without considering all relevant law, including the enumerated laws of general applicability. We may have further comment after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Act of 1933, the Securities Act of 1934, and all applicable Securities Act and Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Joseph McCann at (202) 551-6262 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any questions. If you require further assistance, you may contact Perry Hindin, Special Counsel, Office of Mergers & Acquisitions at (202) 551-3444.

Sincerely,

Amanda Ravitz
Assistant Director

cc (via facsimile):   Sonia A. Shewchuk, Esq. — Faegre & Benson LLP